UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2023

Commission File Number 001-39327

Seadrill Limited

(Exact name of Registrant as specified in its Charter)

Park Place

55 Par-la-Ville Road

Hamilton HM 11 Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Seadrill Limited Initiates Previously Announced Share Repurchase Program

Hamilton, Bermuda, September 12, 2023 – As previously announced, the Board of Directors of Seadrill Limited (“Seadrill” or the “Company”) (NYSE & OSE: SDRL) authorized a share repurchase program that allows the Company to repurchase up to $250 million of its outstanding common shares. The Company is not obligated to repurchase any shares under the program. The program has no set time limit.

In furtherance of the program, Seadrill announced today that it has put in place an agreement with Arctic Securities AS and its subsidiary, Arctic Securities LLC (“Arctic”), for the repurchase of the Company’s common shares in open market transactions on the OSE and the NYSE. Under this agreement, Arctic will make its own trading decisions independently of, and uninfluenced by, Seadrill, subject to instructions provided by Seadrill in the agreement.

In order to comply with the European Market Abuse Regulation, the Company has provided the following required information: (i) under the repurchase program, as may be effected under the Arctic agreement, the Company may repurchase up to $250 million of its common shares during the period from September 12, 2023 until March 31, 2024 (subject also to a maximum limit of 10 million shares), and (ii) the purpose of the repurchase program is to reduce the number of common shares of the Company outstanding and to provide a return to Company shareholders. The Company cannot predict how many shares will be repurchased, if any, under the agreement with Arctic, or the timing of any repurchase or the price that will be paid for any shares repurchased under the agreement.

The repurchase program will be completed in accordance with Regulation (EU) 2016/1052.

This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act and article 5 of the European Market Abuse Regulation.

Contact information

For additional information, visit www.seadrill.com.

Lydia Brantley Mabry

Director of Investor Relations

T: +1 (832) 252-7064

E: lydia.mabry@seadrill.com

About Seadrill Limited

Seadrill is a leading offshore drilling contractor utilizing advanced technology to unlock oil and gas resources for clients across harsh and benign locations around the globe. Seadrill’s high-quality, technologically-advanced fleet spans all asset classes allowing its experienced crews to conduct operations across geographies, from shallow to ultra-deepwater environments.

Forward-Looking Statements

This news release includes forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. All statements other than statements of historical facts included in this communication, including those regarding the repurchases of the Company’s common shares under its repurchase program. These statements are based on management’s current plans, expectations, assumptions and beliefs concerning future events impacting the Company and therefore involve a number of risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed or implied in the forward-looking statements, which speak only as of the date of this news release. Important factors that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to offshore drilling market conditions including supply and demand, day rates, customer drilling programs and effects of new rigs on the market, contract awards and rig mobilizations, contract backlog, dry-docking and other costs of maintenance of the drilling rigs in the Company’s fleet, the cost and timing of shipyard and other capital projects, the performance of the drilling rigs in the Company’s fleet, delay in payment or disputes with customers, Seadrill’s ability to successfully employ its drilling units, procure or have access to financing, ability to comply with loan covenants, liquidity and adequacy of cash flow from operations, fluctuations in the international price of oil, international financial market conditions, inflation, changes in governmental regulations that affect the Company or the operations of the Company’s fleet, increased competition in the offshore drilling industry, the impact of global economic conditions and global health threats, pandemics and epidemics, our ability to maintain relationships with suppliers, customers, employees and other third parties and our ability to maintain adequate financing to support our business plans, our ability to successfully complete any acquisitions, divestitures and mergers, our liquidity and the adequacy of cash flows for our obligations, our liquidity and the adequacy of cash flows for our obligations, our ability to satisfy the continued listing requirements of the New York Stock Exchange (“NYSE”) and the Oslo Stock Exchange (“OSE”), or other exchanges where our common shares may be listed, or to cure any continued listing standard deficiency with respect thereto, the cancellation of drilling contracts currently included in reported contract backlog, losses on impairment of long-lived fixed assets, shipyard, construction and other delays, the results of meetings of our shareholders, political and other uncertainties, including those related to the conflict in Ukraine, the effect and results of litigation, regulatory matters, settlements, audit, assessments and contingencies, including any litigation related to the Merger of the Company (“Merger”) with Aquadrill LLC (“Aquadrill”), our ability to successfully integrate with Aquadrill following the Merger, the concentration of our revenues in certain geographical jurisdictions, limitations on insurance coverage, our ability to attract and retain skilled personnel on commercially reasonable terms, the level of expected capital expenditures, our expected financing of such capital expenditures, and the timing and cost of completion of capital projects, fluctuations in interest rates or exchange rates and currency devaluations relating to foreign or U.S. monetary policy, tax matters, changes in tax laws, treaties and regulations, tax assessments and liabilities for tax issues, legal and regulatory matters in the jurisdictions in which we operate, customs and environmental matters, the potential impacts on our business resulting from decarbonization and emissions legislation and regulations, the impact on our business from climate-change generally, the occurrence of cybersecurity incidents, attacks or other breaches to our information technology systems, including our rig operating systems and other important factors described from time to time in the reports filed or furnished by us with the SEC . Consequently, no forward-looking statement can be guaranteed. When considering these forward-looking statements, you should also keep in mind the risks described from time to time in the Company’s filings with the SEC, including its Annual Report on Form 20-F for the year ended December 31, 2022, filed with the SEC on April 19, 2023 (File No. 001-39327) and subsequent reports on Form 6-K.

The Company undertakes no obligation to update any forward-looking statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, the Company cannot assess the impact of each such factors on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEADRILL LIMITED

Date: September 12, 2023	By:	/s/ Grant Creed
Name: Grant Creed
Title: Principal Financial Officer of Seadrill Limited